UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________________
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
_____________________________________
CHARTER FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

16122W 108
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

_____________________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16122W 108
1		Name of reporting persons.

Employee Stock Ownership Plan Trust of Charter Financial Corporation
2		Check the appropriate box if a member of a group. (See instructions)
(a) ☐ (b) ☐

3		SEC use only.

4		Citizenship or place of organization.

Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power.

579,190
	6	Shared voting power.

488,487
	7	Sole dispositive power.

1,037,716
	8	Shared dispositive power.

29,961
9		Aggregate amount beneficially owned by each reporting person.

1,067,677
10		Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐

11		Percent of class represented by amount in row (9).

7.1% of 15,030,926 shares of Common Stock outstanding as of December 31, 2016
12		Type of reporting person

EP

Item 1(a).    Name of Issuer:

Charter Financial Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

1233 O.G. Skinner Drive
West Point, Georgia 31833

Item 2(a).    Name of Person Filing:

Employee Stock Ownership Plan Trust of
Charter Financial Corporation
Trustees: Phyllis J. Boyett and Curtis R. Kollar

Item 2(b).    Address of Principal Business Office, or, if none, Residence:

1233 O.G. Skinner Drive
West Point, Georgia 31833

Item 2(c).    Citizenship:

Georgia

Item 2(d).    Title of Class of Securities:

Common Stock, par value $0.01 per share.

Item 2(e).    CUSIP Number:

16122W 108

Item 3.        If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f) ☒ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)

Item 4.        Ownership.

(a)        Amount beneficially owned: See Page 2, Item 9.
(b)        Percent of class: See Page 2, Item 11
(c)        Number of shares as to which such person has:
(i)        Sole power to vote or direct the vote: See Page 2, Item 5.
(ii)        Shared power to vote or to direct the vote: See Page 2, Item 6.
(iii)        Sole power to dispose or direct the disposition of: See Page 2, Item 7.
(iv)        Shared power to dispose or to direct the disposition of: See Page 2, Item 8.

Item 5.        Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.        Identification and Classification of Members of the Group.

Not applicable.

Item 9.        Notice of Dissolution of Group.

Not applicable

Item 10.        Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activates solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

EMPLOYEE STOCK OWNERSHIP PLAN TRUST OF CHARTER FINANCIAL CORPORATION

Date:	March 1, 2017	By:	/s/ Phyllis J. Boyett, as Trustee
		Name:	Phyllis J. Boyett

		By:	/s/ Curtis R. Kollar, as Trustee
		Name:	Curtis R. Kollar